Exhibit 97

UMH PROPERTIES, INC.

COMPENSATION CLAWBACK POLICY

Effective as of March 21, 2023

The Board of Directors (the “Board”) of UMH Properties, Inc. (the “Company”) has determined that it is in the best interests of the Company and its shareholders to adopt a policy to reinforce accountability and the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this Compensation Clawback Policy (this “Policy”), which authorizes the Company to seek recovery of certain incentive compensation paid to Covered Employees (as defined below).

This Policy applies to (i) the Company’s current and former executive officers, as determined by the Board in accordance with Section 16 of the Exchange Act (as defined below) and the listing standards of The New York Stock Exchange, (ii) current and former participants in any annual or long-term incentive plan maintained by the Company, (iii) officers of the Company having an important role in financial reporting, and (iv) such other current and former senior employees of the Company and its subsidiaries who may from time to time be designated by the Board as being subject to this Policy (collectively, the “Covered Employees”), and in each case, such individuals shall remain subject to this Policy following cessation of service to the Company and its subsidiaries.

1.	In the event the Company is required to prepare an accounting restatement of the Company’s financial results due to the Company’s material noncompliance with any financial reporting requirement under applicable securities laws or to correct a material error (a “Restatement”), the Company will, to the extent permitted by law, seek to recover Erroneously Awarded Compensation (as defined below) from Covered Employees, except if (i) the Board determines, after reasonable and documented attempts by the Company to recover, that the cost to enforce the Policy in any particular instance would exceed the amount to be recovered, or (ii) recovery would likely cause an otherwise tax-qualified retirement plan to fail to be so qualified. The Company shall seek to recover Erroneously Awarded Compensation even if there was no misconduct or failure of oversight on the part of an individual executive officer or employee subject to the Policy. The Board of the Company shall not have any discretion as to whether to pursue recovery of incentive compensation paid to Covered Employees, unless an exception stated in the first sentence of this paragraph applies.

This Policy will not apply to a restatement that the Board determines to be required or permitted under general accounting principles in connection with changes in accounting rules or standards or changes in applicable law or that results from a voluntary decision by the Company to change its accounting practice as permitted by applicable law. In the event the Company is required to prepare an accounting restatement, the application of this Policy will be triggered before the accounting restatement is actually filed with the Securities and Exchange Commission.

2.	The method of recovery of Erroneously Awarded Compensation will be determined by the Board in its sole discretion and may include (without limitation) one or a combination of the following: (a) direct reimbursement in cash from the Covered Employee, (b) recoupment of shares of Company stock, (c) forfeiture of unvested awards, (d) rescission or cancellation of outstanding vested awards, (e) offset against other amounts owed to the Covered Employee, (f) reduction of future compensation, and (g) any other remedial or recovery action permitted by law. There is no limit to the amount of Erroneously Awarded Compensation the Board shall seek to recover. The Board shall not settle for less than the full recovery amount, except as set forth in the first sentence of Section 1.

3.	If the Erroneously Awarded Compensation includes shares of Company stock (or derivatives thereof), the Committee may require that the Covered Employee repay to the Company any dividends or dividend equivalents paid with respect to those securities, and any profits realized, directly or indirectly, from the sale or other disposition of those securities.

4.	The Company will not indemnify any Covered Employee against the loss of Erroneously Awarded Compensation.

5.	Any recovery effort or forfeiture authorized by the Board pursuant to this Policy shall be subject to any dispute resolution procedures that apply to the applicable compensation plan or agreement.

6.	This Policy shall be administered by the Board, which may delegate its duties and powers, in whole or in part, to the Compensation Committee of the Board (the “Compensation Committee”), in which event references herein to the Board shall be deemed references to the Compensation Committee. The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. Any determinations made by the Board shall be made in its reasonable discretion and shall be final and binding on all affected individuals (and any such determinations need not be uniform with respect to all Covered Employees).

7.	The Company’s right of recovery under this Policy is in addition to any right or remedy otherwise available to the Company, including (without limitation) disciplinary action up to and including termination of employment and the initiation of civil or criminal proceedings; provided that there shall be no duplication of recovery under this Policy and Section 304 of the Sarbanes-Oxley Act of 2002.

8.	The Board may amend this Policy at any time in its sole discretion, so long as this Policy, as amended, complies with the applicable requirements set forth in the Exchange Act and rules of The New York Stock Exchange.

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9.	For purposes of this Policy:

a.) “Applicable Period” means the three completed fiscal years immediately preceding the year in which the Restatement is required.

b.) “Erroneously Awarded Compensation” means, with respect to any Covered Employee, the difference between (i) such Covered Employee’s actual Incentive Compensation, and (ii) the Incentive Compensation such Covered Employee otherwise would have earned, become vested in or been granted during the Applicable Period if the Company’s financial statements had reflected the Restatement. Erroneously Awarded Compensation will be computed without regard to taxes paid, to the extent the Covered Employee is expected to be able to recover (by means of a deduction, credit, refund or otherwise) the taxes previously withheld and/or paid on such amounts. For Incentive Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Restatement, the amount will be based on the Board’s reasonable estimate of the effect of the Restatement on the stock price or total shareholder return.

c.) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

d.) “Incentive Compensation” means any compensation (including short-term, annual and long-term incentive compensation, whether paid in cash or in equity) that is granted, earned or vested based in whole or in part upon, and was contingent in whole or part upon, the attainment, during the Applicable Period, of any financial reporting measure.

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